
July 27, 2022

Becky Roof
Interim Chief Financial Officer
Faraday Future Intelligent Electric Inc.
18455 S. Figueroa Street
Gardena, CA 90248

> **Re: Faraday Future Intelligent Electric Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed May 13, 2022**
> **File No. 001-39395**

Dear Ms. Roof:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 3

1.   Please conform the disclosures in your Form 10-K, related to your operations in China and Hong Kong, with the disclosures in your amended Form S-1, taking into consideration comments 1-9 from our letter dated September 13, 2021, comments 1-2 from our letter dated October 19, 2021, and comments 4, 5, 10, 11, and 13 from our letter dated July 6, 2022, as applicable. Disclosures presented in the forepart/prospectus of Form S-1 should be disclosed at the onset of Item 1. Business in your Form 10-K. Please confirm your understanding of this matter and that you will comply with the requisite disclosures in your Form 10-K, as applicable, in your response to us.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Becky Roof
Faraday Future Intelligent Electric Inc.
July 27, 2022
Page 2

   You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing